UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                  292554 10 2
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
                   ------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               December 23, 2004
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person          Madison West Associates Corp.
     I.R.S. Identification No.
     of Above Person

(2)  Check the Appropriate Box        (a)
     if a Member of a Group           (b)   X

(3)  SEC Use Only

(4)  Source of Funds                             AF, WC

(5)  Check Box if Disclosure of Legal            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              Delaware

Number of Shares         (7) Sole Voting Power             None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        1,901,590

                         (9)  Sole Dispositive Power        None

                         (10) Shared Dispositive Power   1,901,590

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      1,901,590

(12) Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in              8.6%*
      Row (11)

(14) Type of Reporting Person                                CO




*Based on 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on October 28, 2004.

(1)  Name of Reporting Person          Triarc Companies, Inc.
     IRS Identification No.
     of Above Person

(2)  Check the Appropriate Box        (a)
     if a Member of a Group           (b)   X

(3)  SEC Use Only

(4)  Source of Funds                              WC

(5)  Check Box if Disclosure of Legal            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              Delaware

Number of Shares         (7) Sole Voting Power             None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        2,002,865

                         (9)  Sole Dispositive Power        None

                         (10) Shared Dispositive Power   2,002,865

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      2,002,865

(12) Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in              9.1%*
      Row (11)

(14) Type of Reporting Person                                CO




*Based on 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on October 28, 2004.

(1)  Name of Reporting Person          Nelson Peltz
     IRS Identification No.
     of Above Person

(2)  Check the Appropriate Box        (a)
     if a Member of a Group           (b)   X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              United States

Number of Shares         (7) Sole Voting Power             None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        4,082,163

                         (9)  Sole Dispositive Power        None

                         (10) Shared Dispositive Power   4,082,163

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      4,082,163

(12) Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in              18.5%*
      Row (11)

(14) Type of Reporting Person                                IN




*Based on 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on October 28, 2004.

(1)  Name of Reporting Person          Peter W. May
     IRS Identification No.
     of Above Person

(2)  Check the Appropriate Box        (a)
     if a Member of a Group           (b)   X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              United States

Number of Shares         (7) Sole Voting Power              15,000
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        2,962,453

                         (9)  Sole Dispositive Power        15,000

                         (10) Shared Dispositive Power   2,962,453

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      2,977,453

(12) Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in              13.5%*
      Row (11)

(14) Type of Reporting Person                                IN




*Based on 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on October 28, 2004.

(1)  Name of Reporting Person          Neale M. Albert
     IRS Identification No.
     of Above Person

(2)  Check the Appropriate Box        (a)
     if a Member of a Group           (b)   X

(3)  SEC Use Only

(4)  Source of Funds                              OO

(5)  Check Box if Disclosure of Legal            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              United States

Number of Shares         (7) Sole Voting Power              None
Beneficially Owned by
Each Reporting Person
With
                         (8)  Shared Voting Power        1,540,898

                         (9)  Sole Dispositive Power        None

                         (10) Shared Dispositive Power   1,540,898

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                      1,540,898

(12) Check Box if the Aggregate Amount in                    [  ]
      Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in              7.0%*
      Row (11)

(14) Type of Reporting Person                                IN




*Based on 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on October 28, 2004.

Amendment No. 6 to Schedule 13D


     This Amendment No. 6 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002, as supplemented and amended by Amendment No. 1, dated October 31, 2002 ("Amendment No. 1"), Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003 and Amendment No. 5 dated October 16, 2003 ("Amendment No. 5") (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

            Item 2 is supplemented as follows:

     This Statement is being filed by Madison West Associates Corp.("Madison West"), Triarc Companies, Inc. ("Triarc"), Nelson Peltz ("Peltz"), Peter W. May ("May") and Neale M. Albert ("Albert and, together with Madison West, Triarc, Peltz and May, the "Reporting Persons") to reflect the July 2004 dissolution of DWG Acquisition Group, L.P. ("DWG Acquisition") and related transactions. Peltz and May, the general partners of DWG Acquisition, for personal estate planning purposes, dissolved DWG Acquisition and distributed to its partners all of the shares of Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.01 per share (the "Class B Common Stock"), of Triarc that it owned. DWG Acquisition did not directly own any shares of the Company's Common Stock. In connection with the dissolution, Peltz and May entered into a Voting Agreement in order to continue the voting arrangements between them relating to the shares of Triarc Class A Common Stock and Class B Common Stock formerly owned by DWG Acquisition. The Voting Agreement covers all shares of Class A Common Stock and Class B Common Stock beneficially owned or acquired in the future by Peltz and May. As a result of the Voting Agreement, each of Peltz and May may be deemed to beneficially own all of the shares of the Company's Common Stock owned directly by Triarc and its subsidiaries, including Madison West.

     Parts (a) and (f) of Item 2 are amended by deleting all references to DWG Acquisition.

            Part (c) of Item 2 is amended in its entirety as follows:

(c) Employment and Employer

Mr. Peltz is the Chairman and Chief Executive Officer of Triarc which has its principal executive office at 280 Park Avenue, New York, NY 10017.

Mr. May is the President and Chief Operating Officer of Triarc which has its principal executive office at 280 Park Avenue, New York, NY 10017.

Mr. Albert is a Partner at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP which has its principal executive office at 1285 Avenue of the Americas, New York, New York 10019.

Triarc is a holding company and through its subsidiaries, the franchisor of the Arby's(R) restaurant system and the operator of approximately 235 restaurants located in the United States. Triarc also owns an approximate 64% economic interest in Deerfield & Company LLC, a Chicago-based alternative asset manager, offering a diverse range of fixed income strategies to institutional investors.

Madison West is a wholly-owned subsidiary of Triarc and its principal business is investments. The names, addresses and citizenship of the directors and executive officers of Madison West and, to the best knowledge of the Reporting Persons, the interests of such persons in the securities of the Company, are set forth in Schedule II hereto, which is incorporated herein by reference.

Item 4.           Purpose of the Transaction.

         Item 4 is supplemented as follows:

     On December 23, 2004, a registration statement filed by the Company on Form S-3 (the "Registration Statement") was declared effective by the Securities and Exchange Commission. Triarc, Madison West, Mr. Peltz (as beneficial owner of shares of Common Stock held by Triarc, Madison West, the NP Trust and the Peltz
LP), Mr. May (as beneficial owner of the shares held by Triarc, Madison West, the JM Trust, the LM Trust and Mr. May) and Mr. Albert (as beneficial owner of the shares held by the NP Trust, the JM Trust and the LM Trust, among others, were named as "Selling Stockholders" in the Registration Statement and indicated that, pursuant to the Registration Statement, they may sell up to 604,790 shares, 604,790 shares, 1,187,064 shares, 895,928 shares and 873,412, respectively, of Common Stock that they beneficially own. As provided in the Registration Statement, the selling stockholders may, from time to time, offer and sell any or all of the Common Stock covered by the Registration Statement. The number of shares that may actually be sold by each selling stockholder pursuant to the Registration Statement will be determined by such selling stockholder and such selling stockholder may sell all, some or none of the shares of Common Stock that it holds.

     This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy Common Stock, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Item 5.           Interest in Securities of the Issuer.

         Part (a)-(b) of Item 5 is amended in its entirety as follows:

         (a)-(b)

     (i) Pursuant to Rule 13d-3 of the Exchange Act, Madison West may be deemed the beneficial owner of 1,901,590 shares of Common Stock, which constitute approximately 8.6% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,117,604 shares of common stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the "Form 10-Q") filed with the Securities and Exchange Commission on October 28, 2004). Madison West shares with Triarc, Mr. Peltz and Mr. May voting and dispositive power over the 1,901,590 shares of Common Stock directly owned by Madison West;

     (ii) Pursuant to Rule 13d-3 of the Exchange Act, Triarc may be deemed the beneficial owner of 2,002,865 shares of Common Stock, including (i) 1,901,590 shares of Common Stock directly owned by Madison West and
          (ii) 101,275 shares of Common Stock directly owned by Triarc. The aggregate holdings of Triarc constitute approximately 9.1% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,117,604 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2004). Triarc shares with Madison West, Mr. Peltz and Mr. May voting and dispositive power over the 1,901,590 shares of Common Stock directly owned by Madison West and shares with Mr. Peltz and Mr. May voting and dispositive power of the 101,275 shares of Common Stock directly owned by Triarc;

     (iii)As a co-trustee of each of the NP Trust, the JM Trust and the LM Trust, Mr. Albert shares with Mr. Peltz voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 479,794 shares of Common Stock directly owned by the JM Trust, and the 479,794 shares of Common Stock directly owned by the LM Trust. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 1,540,898 shares, which constitute approximately 7.0% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,117,604 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2004). Mr. Albert disclaims beneficial ownership of such shares;

     (iv) As a co-trustee of the NP Trust and a general partner of the Peltz LP, Mr. Peltz shares voting and dispositive power over the 581,310 shares of Common Stock directly owned by the NP Trust and the 1,497,988 shares of Common Stock directly owned by the Peltz LP. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 45.6% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 2,002,865 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 581,310 shares of Common Stock directly owned by the NP Trust, (ii) the 1,497,988 shares of Common Stock directly owned by the Peltz LP, and (iii) the 2,002,865 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 18.5% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,117,604 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2004). Mr. Peltz disclaims beneficial ownership of such shares;

     (v) As a co-trustee of each of the JM Trust and the LM Trust, Mr. May shares voting and dispositive power with Mr. Albert over the 479,794 shares of Common Stock directly owned by the JM Trust and the 479,794 shares of Common Stock directly owned by the LM Trust. Mr. May also beneficially owns the 15,000 shares of Common Stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own approximately 45.6% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus, Mr. May shares with Triarc and Mr. Peltz voting and dispositive power over the 2,002,865 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. May may be deemed the beneficial owner of (i) the 479,794 shares of Common Stock directly owned by the JM Trust, (ii) the 479,794 shares of Common Stock directly owned by the LM Trust, (iii) the 2,002,865 shares of Common Stock beneficially owned by Triarc, and (iv) the 15,000 shares of Common Stock owned directly by Mr. May, which, in the aggregate, constitute approximately 13.5% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,117,604 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2004). Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of Common Stock that he owns directly;

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The supplement to Item 6 included in Amendment No. 1 is hereby amended in its entirety to read as follows:

     On October 29, 2002, Madison West awarded to Alexander Lemond, an officer of Triarc and a director of the Company, 90,000 "restricted" shares of the Company's Common Stock owned by it, which shares are subject to certain vesting and transfer restrictions. One-third of the restricted shares were to vest on each of the first, second and third anniversaries of the date of grant, subject to Mr. Lemond's continued employment by Triarc. Vesting of the shares was to accelerate upon a change of control of Triarc, Madison West or the Company or upon a sale of all or substantially all of Triarc's direct or indirect interest in the Company (each, a "Change of Control"). The shares are not transferable until vested, other than pursuant to applicable laws of descent and distribution. During the restriction period, Mr. Lemond does have the right to tender for sale or exchange with Madison West's written consent any such shares in the event of any tender offer within the meaning of Section 14(d) of the Securities and Exchange Act of 1934. In addition, during the restriction period except with respect to the transfer of the shares, Mr. Lemond is entitled to all rights of a stockholder of the Company, including the right to vote the restricted shares and to receive dividends and/or other distributions declared on such restricted shares. The restricted shares remain in the physical possession of Madison West until the restriction period lapses with respect to such shares. In accordance with the terms of the restricted stock agreeement, one-third of the restricted shares vested on each of October 29, 2003 and October 29, 2004. Mr. Lemond resigned from Triarc on December 2, 2004. In connection with Mr. Lemond's resignation, Madison West and Mr. Lemond entered into an amendment to the restricted stock agreement pursuant to which (i) the remaining restricted shares were not forfeited by Mr. Lemond upon his resignation, but rather will vest in whole, in part or not at all, on October 29, 2005, in the sole discretion of the Audit and Compensation committees of Triarc's Board of Directors and (ii) upon a Change of Control, the remaining restricted shares will vest in whole, in part or not at all in the sole discretion of the Audit and Compensation committees of Triarc's Board of Directors.

Item 7.       Materials to be Filed as Exhibits

        Item 7 is hereby supplemented and amended as follows:

Exhibit 14 Amendment dated as of December 2, 2004 to Restricted Stock Agreement by and between Madison West Associates Corp. and Alex Lemond.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  January 6, 2005

                          MADISON WEST ASSOCIATES CORP.



                          By:  STUART I. ROSEN
                               -----------------------------------------
                              Name:  Stuart I. Rosen
                              Title: Senior Vice President and Secretary


                             TRIARC COMPANIES, INC.


                          By:  STUART I. ROSEN
                               -----------------------------------------
                              Name:  Stuart I. Rosen
                              Title: Senior Vice President and Secretary



                          NELSON PELTZ
                          ----------------------------------------------
                          Nelson Peltz


                          PETER W. MAY
                          ----------------------------------------------
                          Peter W. May


                          NEALE M. ALBERT
                          ----------------------------------------------
                          Neale M. Albert


                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Hugh L. Carey                USA                        805 Third Avenue
                                                        New York, NY 10022                     0

Clive Chajet                 USA                        575 Madison Avenue,
                                                        New York, NY  10022                    0

Joseph A. Levato             USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Gregory H. Sachs             USA                        8700  West Bryn Mawr,
                                                        12th Fl.                               0
                                                        Chicago, IL  60631

David E. Schwab II           USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Raymond S. Troubh            USA                        10 Rockefeller Plaza
                                                        New York, NY  10020                    0

Gerald Tsai, Jr.             USA                        200 Park Avenue
                                                        New York, NY  10166                    0

Jack G. Wasserman            USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017               57,385 (2)

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               27,189 (2)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,751 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Douglas N. Benham            USA                        1000 Corporate Drive
                                                        Fort Lauderdale, FL 33334              0


1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)       Consists of Common Stock.

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth  below are the names,  citizenship,  addresses  and,  to the best knowledge of the Reporting Persons,  the beneficial  ownership in the securities of the Company of each of the directors and executive  officers of Madison West.
(1)


Name                         Citizenship                Residence or Business      Beneficial Ownership
                             Address

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017               57,385 (2)

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               27,189 (2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,751 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)        See Schedule I.

                                INDEX OF EXHIBITS


Exhibit No.          Exhibit Description

     14 Amendment dated as of December 2, 2004 to Restricted Stock Agreement by and between Madison West Associates Corp.
                     and Alex Lemond.

                                                                    EXHIBIT 14

                          MADISON WEST ASSOCIATES CORP.
                                 280 Park Avenue
                               New York, NY 10017



                                                     As of December 2, 2004

Mr. Alexander Lemond
185 E. 85th Street, Apt. 18J
New York, NY 10028

Re:  Encore Capital Group, Inc.

Dear Alex:

     Reference is made hereby to the Restricted Stock Agreement dated as of October 29, 2002 (the "Agreement") by and between Madison West Associates Corp. and Alex Lemond. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Agreement.

     In connection with your resignation from Triarc and in consideration for your agreement to continue to serve as a director of Encore Capital Group, Inc., each of the parties hereto agrees that the first paragraph of section 4 of the Agreement is amended and restated in its entirety to read as follows:

     "4. EMPLOYMENT TERMINATION: If the Award Recipient's employment with Triarc terminates on account of termination without "cause" (as defined below), death or permanent disability, the restricted stock award, to the extent not already vested, shall be vested in full. Upon termination of the Award Recipient's employment with Triarc on account of early retirement or under special circumstances determined by the Compensation Committee and the Audit Committee of the Board of Directors of Triarc, the restricted stock award, to the extent not already vested, shall be forfeited, or vested in full or in part, as determined by the Compensation Committee and the Audit Committee of the Board of Directors of Triarc. Upon voluntary termination of the Award Recipient's employment with Triarc, the restricted stock award, to the extent not already vested, shall vest, in full, in part or not at all, on October 29, 2005, in the sole discretion of the
          Compensation Committee and Audit Committee of the Board of Directors of Triarc. Termination of the Award Recipient's employment with Triarc for any other reason (i.e. "for cause") shall result in forfeiture of the restricted stock award on the date of termination to the extent not already vested. The Award Recipient may designate a beneficiary(ies) to receive the stock certificates representing that portion of the restricted stock award automatically vested upon death. The Award Recipient has the right to change such beneficiary designation at will."

     In addition, each of the parties hereto agree that Section 5 of the Agreement is amended and restated in its entirety to read as follows:

     "5. CHANGE OF CONTROL: Notwithstanding anything in this Agreement to the contrary, upon (i) the acquisition by any person of 50% or more of the combined voting power of Triarc's, Madison West's or Encore's outstanding securities entitled to vote generally in the election of directors, (ii) a majority of the directors of Triarc, Madison West or Encore being individuals who are not nominated by the Board of Directors of Triarc, Madison West or Encore, as the case may be, or
          (iii) a sale of all or substantially all of the direct or indirect interest of Triarc in Encore (each a "Change of Control"), the restricted stock award, to the extent not already vested, shall vest, in full, in part, or not at all in the sole discretion of the Compensation Committee and Audit Committee of the Board of Directors of Triarc. The acquisition of any portion of the combined voting power of Triarc or Madison West by DWG Acquisition Group, L.P., Nelson Peltz or Peter May or by any person affiliated with such persons shall in no event constitute a Change of Control. In addition, the acquisition of any portion of the combined voting power of Encore by Triarc, Madison West, DWG Acquisition Group, L.P., Nelson Peltz, Peter May or Consolidated Press International Holdings Limited or by any person affiliated with such persons shall in no event constitute a Change of Control."

     If the foregoing accurately sets forth our agreement, please execute a copy of this letter below.

                                Very truly yours,

                                MADISON WEST ASSOCIATES CORP.


                                By:  STUART ROSEN
                                     ---------------------------------------
                                     Name:  Stuart Rosen
                                     Title: Senior Vice President and Secretary
AGREED:


ALEXANDER LEMOND
----------------------------
Alexander Lemond